SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2023

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 25, 2023 “OPERATING UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2023”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 25, 2023    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

OPERATING UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2023

The operating update of the Company for the quarter ended 30 September 2023 is as follows:

		Quarter ended	Quarter ended	%
		30 SEP 2023	30 JUN 2023	change
Production
Gold produced	kg	1,284	1,222	5%
	oz	41,281	39,288	5%
Gold sold	kg	1,267	1,222	4%
	oz	40,735	39,288	4%
Ore milled	Metric (000't)	5,632	4,972	13%
Yield	Metric (g/t)	0.228	0.246	(7%)

Price and costs
Average gold price received	R per kg	1,154,771	1,181,488	(2%)
	US$ per oz	1,927	1,968	(2%)
Adjusted EBITDA *	Rm	365.8	447	(18%)
	US$m	19.6	23.9	(18%)
Cash operating costs	R per t	190	193	(2%)
	US$ per t	10	10	—
Cash operating costs	R per kg	825,630	780,054	6%
	US$ per oz	1,378	1,299	6%
All-in sustaining costs **	R per kg	951,008	921,603	3%
	US$ per oz	1,587	1,535	3%
All-in costs **	R per kg	1,097,718	1,150,641	(5%)
	US$ per oz	1,832	1,916	(4%)

Capital expenditure
Sustaining	Rm	93.3	125	(25%)
	US$m	5	6.7	(25%)
Non-sustaining/growth	Rm	182.4	276.3	(34%)
	US$m	9.8	14.8	(34%)
Average R/US$ exchange rate		18.64	18.68	(0.2%)

Rounding of figures may result in computational discrepancies.
* Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under International Financial Reporting Standards (IFRS) and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

Gold production and gold sold increased from the previous quarter to 1,284kg and 1,267kg, respectively, primarily due to a 13% increase in tonnage throughput as a result of the commissioning of major reclamation site at Ergo Mining Proprietary Limited, Rooikraal, in July 2023. Gold production increased despite yield being 0.018g/t lower at 0.228g/t.

Despite the increase in gold production, cash operating costs per kilogram of gold sold increased from the previous quarter to R825,630/kg due to increases in the Municipal electricity tariffs and winter tariffs charged during the current quarter. The cash operating costs per tonne of material decreased marginally from the previous quarter to R190/t due to the increase in tonnage throughput.

All-in sustaining costs per kilogram was R951,008/kg, increasing quarter on quarter mainly due to the increase in cash operating costs, despite a decrease in sustaining capital expenditure. All-in costs per kilogram was R1,097,718/kg, decreasing quarter on quarter mainly due to a decrease in growth capital expenditure in comparison to the previous quarter.

Increases in cash operating costs contributed to an 18% decrease in adjusted EBITDA from the previous quarter to R365.8 million.

Cash and cash equivalents decreased by R973.1 million to R1,498.3 million as at 30 September 2023 (30 June 2023: R2,471.4 million) after paying the final cash dividend of R559.4 million for the year ended 30 June 2023. Capital expenditure of R275.7 million and prepayments towards the development of the solar project of R321.3 million were also incurred in the first quarter of the financial year ending 30 June 2024.

The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.

Johannesburg
25 October 2023

Sponsor
One Capital